Exhibit 12.1

Parker Drilling Company

Computation of Ratio of Earnings to Fixed Charges

(in thousands, except ratio amounts)

	Six Months Ended June 30, 2012	Fiscal Year Ended December 31,
		2011	2010	2009	2008	2007
Pretax Income	70,935	(65,218)	11,752	9,827	34,402	141,800
Fixed Charges	22,361	41,865	40,294	35,426	29,620	31,317
Amortization of Capitalized Interest	646	1,409	1,819	1,975	1,712	799
Capitalized Interest	(5,399)	(19,271)	(13,489)	(5,976)	(5,087)	(6,159)

Earnings Before Income Tax & Fixed Charges	88,543	(41,215)	40,376	41,252	60,647	167,757

Interest Expense	16,962	22,594	26,805	29,450	24,533	25,157
Capitalized Interest	5,399	19,271	13,489	5,976	5,087	6,159

Total Fixed Charges	22,361	41,865	40,294	35,426	29,620	31,316

Ratio of Earnings to Fixed Charges	4.0x	(1)	1.0x	1.2x	2.0x	5.4x

(1)	For the year ended December 31, 2011, earnings were deficient to cover fixed charges by $41.2 million, which was primarily due to a pre-tax, non-cash charge to earnings of $170.0 million related to the impairment of our two Alaska rigs.